 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

SMART ENERGY SOLUTIONS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

83169V 10 4
(Cusip Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Michael David Ben-Ari (Greenfield)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization: Israel

Number of	7. Sole Voting Power
Shares Beneficially	510,714[1]
Owned By Each	8. Shared Voting Power
Reporting	22,734,164[2]
Person	9. Sole Dispositive Power
510,714
10. Shared Dispositive Power
22,734,164

11. Aggregate Amount Beneficially Owned by the Reporting Person 23,244,878 shares of common stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 23.2% of the issued and outstanding shares of common stock[3]
14. Type of Reporting Person (See Instructions) IN

[1]
Includes (i) 285, 714 shares and (ii) 225,000 shares issuable upon exercise of vested options, at an exercise price of $0.35 per share. Excludes 315,000 shares issuable upon exercise of unvested options, at an exercise price of $0.35 per share.

[2]
Includes: (i) 15,306,818 shares of issued to Ever Green Fields Enterprises, Ltd. (“EGFE”) on May 19, 2008, upon conversion of 3 promissory notes (the “Notes”), at a conversion price of $0.11 per share; (ii) 3,826,705 shares issuable to EGFE upon exercise of warrants issued upon conversion of the Notes, exercisable at any time on or before May 19, 2013, at an exercise price of $0.11; (iii) 1,738,339 shares issued to EGFE as consideration for services; (iv) 1,333,333 issued to EGFE as consideration for consulting services; and (v) 528,969 shares issued to Pink Carnation.

[3]	Based on 100,179,497 shares issued and outstanding as of June 3, 2008.

1. Names of Reporting Persons. Ever Green Fields Enterprises, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization: Commonwealth of Dominica

Number of	7. Sole Voting Power
Shares Beneficially	22,205,195[4] [5]
Owned By Each	8. Shared Voting Power
Reporting	0
Person	9. Sole Dispositive Power
22,205,195
10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 22,205,195
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 22.1% of the issued and outstanding shares of common stock
14. Type of Reporting Person (See Instructions) OO

[4]
Includes: (i) 15,306,818 shares of issued to EGFE on May 19, 2008 the Notes at a conversion price of $0.11 per share; (ii) 3,826,705 shares issuable to EGFE upon exercise of warrants issued upon conversion of the Notes,  exercisable at any time on or before May 19, 2013, at an exercise price of $0.11 per share; (iii) 1,738,339 shares issued to EGFE in consideration for services previously rendered and promotional bonuses; and (iv) 1,333,333 shares issued to EGFE as consideration for consulting services.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, jointly filed with the Securities and Exchange Commission by EGFE and Michael Ben Ari (Greenfield), with respect to Smart Energy Solution, Inc. (the “Issuer” or the “Company”), on April 16, 2007 (the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4. Purpose of Transaction

EGFE

As reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2008, the Company issued to EGFE 15,306,818 shares of common stock and five year warrants to purchase 3,826,705 shares of the Company’s common stock at an exercise price of $0.35, pursuant to an Agreement dated May 19, 2008, by and among the Company, EGFE and the parties named therein (the “Agreement”).  The Agreement amended the terms of conversion of the promissory notes described below and provided for their immediate conversion into shares of the Company’s common stock and warrants.

The issuance was made upon the conversion of the following promissory notes: (i) the June 18, 2006 15% convertible promissory note in favor of EGFE in the principal amount of $500,000 (the “June 18, 2006 EGFE Note”); (ii) the May 22, 2006 15% convertible promissory note in favor of EGFE in the principal amount of $500,000 (the “May 22, 2006 EGFE Note”); and (iii) the April 24, 2008 12% amended and restated convertible promissory note in favor of EGFE in the principal amount of $500,000, which superseded and replaced the $500,000 demand promissory note dated September 14, 2006 (the “Amended and Restated EGFE Note”, together with the June 2006 EGFE Note, May 22, 2006 EGFE Note and Amended and Restated EGFE Note, hereinafter collectively the “Notes”).

The aggregate of the outstanding amount of the Notes and any accrued and unpaid interest thereunder were converted into shares of the Company’s common stock at the conversion price of $0.11 and warrants, exercisable for five years at an exercise price of $0.11 per share.

 None of the Reporting Persons has, as of the date hereof, any plans or proposals that relate to, or would result in, any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a)      Mr. Ben Ari has the sole power to vote and dispose of 510,714 shares of the common stock of the Company. Such shares include 225,000 shares issuable upon exercise of vested options, at an exercise price of $0.35 per share. Such shares constitute 0.55% of the issued and outstanding shares of common stock of the Company. Excluded are 315,000 shares issuable upon exercise of unvested options, at an exercise price of $0.35 per share.

(b)      Mr. Ben Ari has the shared power to vote and dispose of 22,734,164 shares of the common stock of the Company. Such shares Include: (i) 15,306,818 shares of issued to EGFE on May 19, 2008, upon conversion of the Notes at a conversion price of $0.11 per share; (ii) 3,826,705 shares issuable to EGFE upon exercise of warrants issued upon conversion of the Notes, exercisable at any time on or before May 19, 2013, at an exercise price of $0.11; (iii) 1,738,339 shares issued to EGFE as consideration for services; (iv) 1,333,333 issued to EGFE as consideration for consulting services; and (v) 528,969 shares issued to Pink Carnation.  Such shares constitute 23.1% of the issued and outstanding shares of common stock of the Company.

(c)     EGFE has the sole power to vote and dispose of 22,205,195 shares of the common stock of the Company.  Such shares include: (i) 15,306,818 shares issued to EGFE on May 19, 2008, upon conversion of the Notes at a conversion price of $0.11 per share; (ii) 3,826,705 shares issuable to EGFE upon exercise of warrants issued upon conversion of the Notes, exercisable at any time on or before May 19, 2013, at an exercise price of $0.11; (iii) 1,738,339 shares issued to EGFE as consideration for services; and (iv) 1,333,333 issued to EGFE as consideration for consulting services. EGFE beneficial owns 22.1% of the issued and outstanding shares of common stock of the Company. Mr. Ben Ari is the controlling shareholder and manager of EGFE.

(d)     Pink Carnation Ltd. has the sole power to vote and dispose of 528,969 shares of common stock of the Company. Such shares constitute 0.55% of the issued and outstanding shares of common stock of the Company. Mr. Ben Ari is a controlling shareholder of Pink Carnation, Ltd.

(e)     Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Company during the past 60 days.

(f)     No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(g)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

(a)      Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due May 22, 2007.

(b)     Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due June 18, 2007.

(c)     Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due May 22, 2007.

(d)     Amended and Restated 12% Convertible Promissory Note Due September 30, 2009.

(e)     Agreement dated May 19, 2008, by and among the Company, EGFE and the parties named therein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended in its entirety by adding the following to such item.

(a)      15% Convertible Promissory Note Due May 24, 2007, made by the Company in favor of EGFE (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 25, 2006).

(b)      15% Convertible Promissory Note Due June 4, 2007, made by the Company in favor of EGFE (Previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 25, 2006).

(c)     Demand Promissory Note, dated September 14, 2006, made by the Company in favor of EGFE (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on September 19, 2006).

(d)     Letter Agreement, dated February 26, 2007, between the Company and Michael Ben-Ari.(Greenfield) (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on  March 23, 2007).

(e)     Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due May 22, 2007 (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 5, 2007).

(f)     Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due June 18, 2007 (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 5, 2007).

(g)     Agreement to amend the conversion terms of the $500,000 15% Convertible Promissory Note Due May 22, 2007 (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 5, 2007).

(h)     Amended and Restated 12% Convertible Promissory Note Due September 30, 2009 (previously filed with the Company’s Current Report on Form 8-K, filed with the SEC on May 5, 2007).

(i)      Agreement dated May 19, 2008, by and among the Company, EGFE and the parties named therein (filed as to the Company’s Current Report on Form 8-K, filed with the SEC on May 22, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 6, 2008

/s/ Michael David Ben-Ari (Greenfield)
Name: Michael David Ben-Ari (Greenfield)

                                                                                     Ever Green Fields Enterprises, Inc.

By: /s/ Michael David Ben Ari (Greenfield)
Name: Michael David Ben Ari (Greenfield)
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).